CONFIDENTIAL

AMPLIFIED ALE WORKS

A MUSICAL HUB FOR A VIBRANT COMMUNITY

Business Plan

Prepared December 2019

Contact Information

Alex Pierson

alex@amplifiedales.com

www.AmplifiedAles.com

619-587-1400

Table of Contents

Forward Looking Statement Disclosure

All forecasts, projections, and forward-looking statements are not guarantees of future performance.

Executive Summary

Amplified Ale Works, established in 2012, has identified a location for its permanent brewery production facility in Lemon Grove that will also include a tasting room and outdoor beer garden. Amplified currently has over $3.6 million in annual revenue from sales at its two Amplified Kitchen + Beer Garden locations (Pacific Beach and East Village), outside sales accounts, & Miramar tasting room (to be closed with the opening of the new facility).

We are simultaneously raising equity and seeking debt financing to fund this opportunity and position Amplified for long-term, sustainable growth.



Amplified Investment Opportunity

Financing Sought

- We are seeking a $1,825,000 million SBA loan for the acquisition, renovation, and brew system to be installed in the former Lemon Grove Bakery site, located at 3308 Main St in Lemon Grove, CA. The .36 acre site, upon completion, will house a 15-barrel brew house capable of brewing 10,000 barrels annually, as well as a tasting room and beer garden with seating for over 150 people.
- In conjunction with the Lemon Grove acquisition, we are raising up to $1,070,000 in equity via WeFunder, with an anticipated launch date of January 3rd, 2020. The investment terms for new members of the LLC are a 6% preferred return until 1.0x payback then a fair share of distributions based on ownership percentage thereafter.
- The equity raise valuation is based on a 3x revenue multiple of October 2019 trailing twelve-month sales, or a pre-money valuation of $11,050,000.



- **Sources:**
    - Equity Investment: $1,070,000
    - SBA 7a loan: $1,825,000
- **Uses:**
    - 3308 Main St, Lemon Grove property: $1,145,000
    - Brewing equipment: $687,663
    - Renovation and Beer Garden addition: $569,528
    - Debt repayment: $250,000
    - WeFunder/Transaction Costs: $120,000
    - Reserve/Operating Budget: $122,809



Roadmap – On Tour to Lemon Grove & Beyond

The Lemon Grove facility will comprise of a 15-barrel production brewery and 255 barrels of fermentation capacity within the 5,000 sq feet building, with an anticipated maximum capacity of 10,000 barrels, five times our current production level.

This production expansion will provide Amplified with the opportunity to meet the growing demand from our East Village location and the initial demand at the Lemon Grove tasting room and beer garden, which we believe to be a highly underserved market.

The new facility will also allow us to execute on our plan to release a canned collaboration beer with a different band every month. Having new packaged beer readily available will substantially grow our prominence in the San Diego marketplace through increased social media-driven marketing and account sales to select off-premise retailers.



East Village Kitchen + Beer Garden

A larger production facility also provides opportunity for us to selectively expand with future beer garden locations. The Chula Vista bayfront, North County San Diego, Santa Ana, East Hollywood, Las Vegas, & Phoenix are all markets that we've previously researched and believe could be the right crowd for an Amplified debut.

There are multiple bars, night clubs, and music venues that we would like to work with more closely to produce beer either exclusively for them or provide rotating beers, something that we currently can't fulfill with our limited production. Enhancing these relationships, while growing our collaboration canning program with local and touring bands, will further establish Amplified as the pre-eminent craft beer band in the Southern California music scene.


SAFETY FILM 5063

Backstage Beer Lounge, our music and event venue in Pacific Beach

Establishing Amplified's Long-term Growth

Amplified Ale Works History of Growth

Amplified Ale Works has led a steady, meticulous growth plan since its inception in May of 2012. Starting as a 3-barrel brewpub in Pacific beach, the little brew system quickly maxed out at 300 barrels a year while business steadily increased for its signature Mediterranean-influenced menu and communal, outdoor seating.



Pacific Beach Kitchen + Beer Garden

The brewing production was moved to a 7-barrel brewing facility in Miramar in 2016, immediately doubling production, and continually increasing to a production level of nearly 2,000 barrels in 2019.

The Miramar production facility is leased through real estate developer HG Fenton's Brewery Igniter program, a turn-key brewing facility that has allowed us to expand but is not a long-term solution due to its high cost structure and limited size.


Amplified

Miramar tasting room & brewery

In 2018, Amplified expanded again with a second brewpub location in downtown San Diego's burgeoning East Village neighborhood. The 6,000 sq ft facility has capacity for 200, an expansive outdoor patio, full bar, and a basement 65-person capacity music venue. A tank expansion at the Miramar facility coincided with the opening of the East Village location, increasing capacity from 1,200 to 2,000 barrels annually.

Amplified also expanded at its original location in Pacific Beach in 2018, with the creation of the 65-person capacity Backstage Beer Lounge, a music venue and event space directly below the 2nd floor beer garden. These two music venues help fulfill Amplified's brand positioning to help local musicians connect and grow their audience.



East Village Kitchen + Beer Garden

Amplified needs a larger, more permanent production brewery that will allow for growth and future expansion of its beer portfolio on behalf of its current, and future, locations as well as outside sales accounts. Production is currently running at full capacity in Miramar, with 2019 production expected to be nearly 2,000 barrels (or 4,000 kegs of beer).


3308

Proposed Lemon Grove production facility & beer garden

3308 Main St is uniquely positioned to offer us both expanded production capacity as well as the opportunity to create a community-focused tasting room and beer garden. We anticipate being able to grow production capacity from **2,000 barrels to 10,000 barrels of annual production** out of this new brewing facility.


DOWNTOWN SAN DIEGO
Buena Vista Ave
Olive St
Main St
Lemon Grove Ave
School Ln

Lemon Grove is in need of a place where residents can meet with friends and co-workers in a relaxed environment that helps build community; a space that provides indoor and outdoor seating and that can be a hub for residents to get together and commiserate. We have proven that this model works in diverse communities like Pacific Beach and downtown's East Village and we are confident we can repeat this success in Lemon Grove.

Milestones Table

Milestone	Due Date	Details
Close on 3308 Main St site	March 12, 2020	Close on the real estate acquisition
Complete renovation and begin brewing in Lemon Grove	June 01, 2020	Anticipated date to begin brewing in Lemon Grove.
Open Lemon Grove Tasting Room & Beer Garden	September 01, 2020	Beer Garden is completed and open to the public.


Amplified
Lemon Grove

Rendering of Amplified Ale Works Lemon Grove

Ownership & Structure

All aspects of Amplified Ale Works are controlled by one LLC, California Kebab PB Restaurant LLC. Ownership is comprised of 15 individuals, managed by founder Alex Pierson.

Current ownership breakdown based on initial equity invested:

Members	Investment	LLC %
Adam Dewey	$5,000	1.2989%
Alex Mathews	$5,000	1.2989%
Bryan Rusch	$3,000	0.7793%
Charlie Kunken	$5,000	1.2989%
Dan Schiraldi	$5,000	1.2989%
Eric Gillem	$4,000	1.0391%
Greg Drakos	$20,000	5.1956%
Oliver Family Irrevocable Trust	$5,000	1.2989%
James Tolerico	$20,000	5.1956%
Karl Albertsen	$6,421	1.6680%
Martin Alex Pierson	$278,521	72.3540%
Matt Semmer	$5,000	1.2989%
Mike Heath	$10,000	2.5978%
Russell Jones	$5,000	1.2989%
Taylor Dewey	$8,000	2.0782%
	$384,942.00	100.00%

The Wefunder equity offering has a goal of raising the maximum allowable, $1,070,000 at a pre-money valuation of $11,050,000, or 3.0x our October 2019 12-month revenue. Based on comparable valuation metrics for other breweries on WeFunder and in the broader market, we think this is a very compelling opportunity that includes a 6% preferred return until 1.0x equity is returned and then an ownership percentage share of cash flow thereafter.

Intellectual Property

Amplified currently holds trademarks on the following brand and beer names:

- Amplified Ale Works
- Whammy Bar Wheat (*2016 World Beer Cup Gold Medal winner*)
- Electrocution IPA (*best selling beer*)

Lemon Grove Production Facility

Facility Acquisition & Renovation

The historic Sonka building, most recently known as the Lemon Grove Bakery, at 3308 Main St, has been a fixture of the Lemon Grove neighborhood for over a hundred years, sharing a rich history with the neighborhood, including the City's mural on its south-facing wall. The nearly 5,000 square foot building is currently under contract for purchase at a price of $1,145,000.



The building is approximately 4,900 sq ft and the lot is 16,000 sq ft, offering a compelling space that fits the unique blend of industrial and retail activities required for a brewery and tasting room.


BAKERY

We intend on making moderate renovations to the building's back-of-house, including:

- Removing the back offices and replacing it with a cold box, matching roof height
- Removal of one existing interior cold box
- Opening a portion of the north wall with a garage roll-up for large equipment access
- Connecting floor drains for trench drainage across the brewery cellar


Parking
38'
Office
Loading Ramp
14'
14'
Secure/Gated Parking and Storgae
New Refridgeration
Office
Bath
Bath
76'
Bakery Area
76'
Parking
Office
Regfridgeration
Front Retail Area
58'
Covered Porch
Main Street

Existing layout of 3308 Main St

- Utilizing mezzanine area above existing bathrooms for the mill and grist case
- Installing necessary flooring for equipment
- Installing glycol piping for indoor fermenters & outdoor tank manifold





- Installation of a 2-vessel, 15 bbl steam brew system (with space for a future 3rd vessel)
- Four 15-barrel fermenters, four 30-barrel fermenters, 2 7-barrel fermenters, two 30-barrel brite tanks, two 30-barrel hot liquor tanks, and one 30-barrel CLT installed inside the building
- Concrete slab along north wall for outdoor fermenters (two currently owned 26-bbl tanks to be installed outside)


EQUIPMENT PLAN

Proposed Floorplan

- With an existing cold box for the draft system and plumbing, the tasting room renovations will focus on building a smaller BOH area for the bar while maximizing the internal customer area.
- The south portion will be widened to create booth seating that can double as a temporary stage, while creating a visually dynamic space and a comfortable environment.
- The north end of the retail area will also be widened and have a door from the tasting room into the parking area where there will be a beer garden suitable for 150 people.


Amplified
ALE WORKS
Lemon Grove

- The proposed beer garden will be approximately 1,500 square feet, featuring a shade structure that supports both heaters and water misters to maintain comfortable temperatures year-round. It will be stylized in a similar manner to our existing beer gardens, creating brand consistency across all locations.
- We have been working closely with the Lemon Grove planning department to make sure these plans fit within current zoning and comply with existing parking requirements.
- We are engaging Cltvt, one of the brewing industry's leading contractors, to determine the scope of the needed renovations and prepare our construction budget.


Proposed Beer
Garden Area

Lemon Grove Mural & Building History

The *Lemon Grove History Mural* is located on the south wall of the town's historic *Sonka Brothers General Store*. The mural depicts the five eras of Lemon Grove history from the Kumeyaay World to the modern City of Lemon Grove.

Constructed in 1912, the Sonka Store is a Mission Revival building. Over the years it has housed a store, a post office, and a bakery. It has been a gathering place since the early days of Lemon Grove. For years it was the heart of the town.

The sixty-five foot long mural was created in sections between 2005 and 2013. In 2014 the Lemon Grove Historical Society received a Governor's Historic Preservation Award for the project.

The five eras of Lemon Grove history depicted are: The Kumeyaay World, The Spanish Conquest, The Mexican Empire, The Birth of Lemon Grove and Modern Lemon Grove. The Lemon Grove Historical Society owns and maintains the mural under the terms of an agreement with the building's current owners.



Downtown Lemon Grove

Just a block from downtown's trolley station, 3308 Main St is uniquely located proximate to the busiest intersection in town, and yet also on a relatively quiet street that is proposed to be a future non-vehicular promenade that leads to the City's civic buildings and parks.


Proposed Main Street Promenade Extension
Spring Valley
San Diego
Broadway
Main Street Promenade
Civic Center Park
Firefighters Park
Kempf St
Massachusetts Ave
San Miguel Ave
Federal Blvd
Berry Street Park
Palm St
Lemon Grove Park
Veterans Park
Monterey Heights Park
Lemon Grove Ave
Canton Dr
Skyline Dr
94
125

The completion of the City's first major high-density apartments two blocks away from our location are the beginning of what we foresee as additional housing being developed in the immediate area. Easy freeway access to the 94, public transportation, and less than 10 miles to downtown all make Lemon Grove an obvious higher-density housing candidate in the greater San Diego region.


LEGEND
2017 DVSPE Study Area
2005 DVSP Boundary
2005 DVSP Districts
Civic Center
Main Street Promenade
Market Place
Village Core
MAIN STREET PROMENADE
VILLAGE CORE
MARKET PLACE
CIVIC CENTER


LEGEND
General Plan Land Use
Residential
Mixed Use
Commercial
Other
General Plan Land Use
DRAFT for Discussion

Equipment & Tools

We currently have two 26-barrel fermenters, one 8 barrel fermenter, and one 20-barrel cold liquor tank that will be transported to the new facility.

We intend to purchase a 15-barrel steam brew system, four 15 and four 30-barrel fermenters, two 30-barrel brite tanks, an RO system, mill, centrifuge, and a canning line. We are utilizing several different vendors for this equipment, with the brewhouse coming from Premier Stainless, a San Diego-county business and manufacturer of our current brew system.

BREWHOUSE	Quantity	Unit Cost	Cost	Source:
15 BBL Steam Brewhouse - Combi-Tank Design	1	$107,850	$107,850	Premier
Cellar Package	1	$2,950	$2,950	Premier
15 BBL Fermentor	4	$6,300	$25,200	SSE
30 BBL Fermentor Tank	4	$8,200	$32,800	SSE
7 BBL Fermentor	1	$4,100	$4,100	SSE
30 BBL Brite Tank	2	$8,200	$16,400	SSE
Glycol Chiller Package - Pro Refrigeration 10HP	1	$27,802	$27,802	Premier
Malt Mill: Two Roll Malt Mill W/ Stand & Motor, 3000 lb/hr	1	$4,800	$4,800	Premier
Stainless Grist Case - Floor Mounted	1	$4,600	$4,600	Premier
Malt Auger	1	$2,350	$2,350	Premier
Portable Pump w/ VFD Control:Sanitary Portable Pump	1	$2,750	$2,750	Premier
3-Station Semi-Auto Keg Washer w Acid Tank	1	$19,950	$19,950	Premier
Rigging, Anchoring, Wiring, Install	1	$60,291	$60,291	Cltvt Brewery Costs
Centrifuge (*only if budget permits*)	0	$55,000	$0	Alfa Laval (lease potential instead)
Installation Supervision, Assembly & Training	1	$6,950	$6,950	Premier
Sales Tax (7.75%)	0	$0	$24,706	Tax
Shipping (estimate)	1	$23,800	$23,800	SSE & Premier
Subtotal			**$367,299**	

HEAVY EQUIPMENT	Quantity	Unit Cost	Cost	
Silo for Grain	0	$20,000	$0	
Glycol System	1	$55,000	$55,000	Cltvt
Water Filtration Systems	1	$8,500	$8,500	Cltvt
Draft System	1	$15,000	$15,000	Cltvt
Brewhouse Piping	1	$7,500	$7,500	Cltvt
Kettle Vent	1	$5,500	$5,500	Cltvt
CO2 System	1	$6,500	$6,500	Cltvt
Compressed Air System	1	$4,500	$4,500	Cltvt
Steam System	1	$68,000	$68,000	Cltvt
Install and Insurance	1	$19,864	$19,864	Cltvt
Walk-in Cold Storage (prefabricated)	1	$25,000	$25,000	Dr. Cold Box
Subtotal			**$215,364**	

FOR DISTRIBUTION	Quantity	Unit Cost	Cost	
Canning Line - Wild Goose WGC 250 (or similar)	1	$100,000	$100,000	Wild Goose
Box Truck (down payment)	1	$5,000	$5,000	Penske
Subtotal			**$105,000**	

Tasting Room & Beer Garden

Our Beer Garden design starts with creating a vibrant, hospitality-oriented experience that puts our guests' needs first. Nurturing a relaxed, fun-loving experience that blends great music with award-winning beer in a space specifically designed for large groups and a sense of community are the hallmarks of Amplified.



We believe in bringing people together by using large, communal tables to foster customer engagement with one another and encourage new relationships among our local guests. We are family and pet friendly and focus efforts on accommodating groups for special occasions.


Amplified

Our beer production runs the gamut of styles from crisp lagers to barrel-aged stouts and our talented team has been awarded 5 international medals in the last 3 years. We focus our efforts on drinkability; a goal that foregoes style and focuses on enjoyment of the beverage. While we certainly brew plenty of beer that push into the double digits of alcohol by volume, we intend to continue to focus efforts on "entry-level" beers, namely low ABV lagers that can attract a wide audience.


Amplified

Our live music-inspired branding and design elements will also be introduced into the Lemon Grove location, providing inspiring and unique design elements without being cliché.



We have built amazing relationships with some of Southern California's most prominent music photographers and we will continue to showcase the incredible work of these musical historians.

Target Market

Marketing Plan – Lemon Grove & Beyond

We have a multi-prong marketing strategy to launch Amplified Lemon Grove that closely parallels our successful marketing of our PB and East Village locations that appeals to both local residents as well as visitors.

First, we will continue to grow our online presence via social channels and email:

- Email list of over 9,200 fans of Amplified Ale Works
- 13,000+ Instagram followers over multiple accounts
- 38,000+ Untappd check-ins
- 5,000+ Facebook Likes
- We are currently developing an updated website that will prominently feature the new production location
- Targeted SEO, google, and Facebook ads for those in Lemon Grove and interested in craft beer


LEMON GROVE
California

Local Outreach

Our commitment to the community goes beyond just our desire to serve our local customers and to also be a positive force within the community as well. Our founder has served as a board member of beautifulPB, a non-profit focused on creating a more sustainable and safer community in Pacific Beach. We have raised nearly $20,000 through the creation of a beer with Karl Strauss that returns 50 cents of every pint purchased to benefit our local streets. We intend to explore similar funding mechanisms to tackle important community issues in **Lemon Grove, such as encouraging community involvement and promoting healthy initiatives to improve the lives of its residents.**


HELP BUILD A BETTER PACIFIC BEACH
WITH EVERY PINT
PATHWAY
BORN AND BREWED IN PACIFIC BEACH BY
KARL STRAUSS AND AMPLIFIED ALE WORKS
THE MISSION
IS THE GLASS HALF FULL YET?
WHERE WE'RE AT IN OUR GOAL
$50,000
$40,000
$30,000
$20,000
$10,000
PATHWAYS PHASE II

We intend to be active members in Lemon Grove by replicating our community involvement at current Amplified locations, including:

- Actively work with City Council and elected officials to bring a full spectrum of improvements to Lemon Grove
- Adding a vibrancy and supporting a revitalization to an aging neighborhood
- Supporting Lemon Grove Community Garden with free, healthy compost from our recycled grain

Other groups we intend to market towards and work with include:

- Event planners
- Public transit riders
- Local musicians
- Dog owners and meetup groups
- Home brew clubs, bottle share groups

Market Size & Segments


San Diego
La Mesa
El Cajon
National City
Chula Vista

	1 mile	3 miles	5 miles
POPULATION			
Total Population	22,050	201,009	514,085
Projected Population (2022)	22,913	208,340	532,108
HOUSING			
Total Households	7,545	66,558	170,814
Projected Total Households (2022)	7,823	70,942	176,452
INCOME			
Median Household Income	$53,745	$58,126	$57,156
Average Household Income	$70,879	$75,962	$78,829
Per Capita Income	$24,842	$26,373	$26,663
Median Disposable Income	$45,347	$49,372	$48,461
Average Disposable Income	$56,786	$60,234	$61,596
DAYTIME DEMOS			
Total Daytime Population	17,785	156,326	382,555
Daytime Population Workers	5,777	46,914	98,029
Daytime Population Residents	12,008	109,412	284,526
RACE & ETHNICITY			
White	10,978 *49.79%*	98,407 *48.96%*	244,435 *47.55%*
Black or African American	2,966 *13.45%*	28,088 *13.97%*	62,802 *12.22%*
American Indian& Alaska Native Population	219 *0.99%*	1,599 *0.80%*	3,554 *0.69%*
Asian Population	1,585 *7.19%*	21,465 *10.68%*	74,081 *14.41%*
Pacific Islander Population	193 *0.88%*	1,809 *0.90%*	3,778 *0.73%*
Other Race Population	4,380 *19.86%*	35,513 *17.67%*	93,697 *18.23%*
Population of Two or More Races	1,728 *7.84%*	14,129 *7.03%*	31,737 *6.17%*
Hispanic Population	9,299 *42.17%*	76,814 *38.21%*	197,187 *38.36%*
Non-Hispanic Population	12,751 *57.83%*	124,194 *61.79%*	316,898 *61.64%*
EDUCATION			
Bachelor's Degree	2,070 *14.12%*	23,042 *17.36%*	59,120 *17.63%*
Graduate/Professional Degree	1,012 *6.90%*	10,554 *7.95%*	30,381 *9.12%*
AGE			
Median Age	36.0	34.7	34.6


20 %
15 %
10 %
5 %
0 %
$200,000 or greater
$150,000-$199,999
$100,000-$149,999
$75,000-$99,999
$50,000-$74,999
$35,000-$49,999
$25,000-$34,999
$15,000-$24,999
less than $15,000


$80,000
$60,000
$40,000
$20,000
$0
1 Mile
3 Mile
5 Mile

Competition

Current Alternatives near Lemon Grove

There are only 3 breweries within a 5-mile radius of our new Lemon Grove facility serving the 500,000 people living in that same range. All three other breweries are relatively small and focus on serving beer from their tasting rooms with limited packaging and outside draft sales.

We believe this part of San Diego county has been largely overlooked and has plenty of room for new entrants to the market.

- **13 Point Brewing Co** – the closest brewery to our new location and the first brewery in Lemon Grove (opened in 2018)
- **Helix Brewing Co** – in nearby La Mesa, focusing on sour beer production
- **Bolt Brewery** – also in nearby La Mesa, producing beer for their tasting room and a satellite tasting room / restaurant in Little Italy

Our Competitive Advantages

- Expansive outdoor space
- One block from trolley station / public transit
- Award-winning fresh beer
- Live music
- Communal seating / Large group orientation
- Regular food truck and catering options

Risks & Mitigation

Risks to our business plan include the high number of commercial vacancies and limited new development in downtown Lemon Grove.

The homeless and vagrant population in the area is also a deterrent to our younger, family-oriented demographic. Associated fears of crime and safety concerns will be an obstacle to overcome in the minds of our guests.

While we see many of these risks fading with the development of the community (in both physical completion of buildings and new residents moving into the area), these issues may linger far longer than we anticipate and suppress demand for the coming years.

Amplified: Breakdown by Business

PB Brewpub & BackStage Beer Lounge

Opened in May of 2012, our original Pacific Beach location has continued to grow in sales revenue every year since it opened. While this growth has slowed, we still believe there are opportunities for us to grow sales within the kitchen + beer garden and our new addition of the Backstage Beer Lounge.

Opportunities for revenue growth include:

- To keep up with minimum wage increases, we will be making some modest changes to our menu that will include price increases for most menu items. We will also be taking measured steps to eliminate waste and utilize better processes for portion control.
- Greater focus on weekend brunch sales. We have had a brunch menu for nearly two years but believe we can do a better job at marketing this menu and converting sales earlier in the day.
- After dinner sales - due to our closing at midnight and the multitude of late night options in the area, we are often overlooked for the 9pm-midnight drinking period, a time we think we can grow sales, particularly in our downstairs Backstage Beer Lounge.
- Backstage Beer Lounge - our music venue has shown great potential to fill in the late night bar business that has been elusive to us up until now. We think we can continue to grow this time segment while showcasing local musical talent.



- Private events in Backstage - there is substantial opportunity for us to rent out this unique space for private events.
- Completion of construction - the last year has seen substantial construction all around our building. The alley directly West of us, and bifurcating our location from the beach, was closed for 4 months during one of our busiest seasons (March-June 2019). The endcap restaurant space on the 1st floor below us has been under heavy construction for 12 months and is expected to be completed by March 2020. This should create greater foot traffic on the south end of our mall promenade and we should benefit from a "restaurant row" effect with people interested in checking out multiple venues in our immediate area rather than being deterred by the construction.

East Village Brewpub & Acid Vault

Sales in East Village are increasing at roughly a 30% rate year over year from opening in August 2018. We are encouraged by this growth and believe it should continue into the seasonally slower months as we've been able to pre-book large groups and private events.

The opening of our downstairs "speakeasy" music venue, The Acid Vault, has just a 65-person capacity but has helped drive sales on slower nights and is at the core of the location's identity. The changing of licensing in the space, from a Type 23 brewing, to extending our upstairs Type 47 liquor license, will allow for the growth of the "speakeasy" dynamic as we partner with local distilleries to showcase their spirits and sponsor musical talent.


AMPLIFIED
ACID VAULT

Beer

- The existing 30 taps is ideal for the 20-24 house beers we typically have available, with several guest taps of styles we do not produce
- With the removal of the Type 23 production license downstairs, we will add a Type-23 duplicate license on the coffee bar so that we can still sell beer to-go to our customers. We anticipate considerable sales growth as we have more packaged beer available for purchase

Food

- We intend to raise prices and focus on portion control going into 2020 to offset minimum wage increases and improve margins on high-selling items.
- The additional prep kitchen will continue to provide consolidation of our sauce and other scratch-food production, allowing this cost to be spread between the two brewpubs.
- Our pizzas have proven a very successful menu addition and we believe there is substantial opportunity to grow sales, both in-house and take-out for this high-margin food option.
- Just like in PB, we have the opportunity to grow our brunch sales, particularly on the weekends. While we have established ourselves a bit more in this location for brunch, there is still ample opportunity to grow with our coffee capabilities.

Coffee

- Our coffee business has been the most modest revenue generator in East Village, despite the high-quality product and significant upside it possesses. We believe this is primarily attributable to lack of marketing/focus on our end as well as a primary source of business (Thomas Jefferson Law school) leaving the neighborhood.
- We are exploring the idea of installing our own roaster, which would considerably lower our raw materials cost while providing greater control over the product and establishing some type of production on-site, given the elimination of the originally proposed sour beer program planned for the Acid Vault.



Liquor


ALE WORKS

- We have seen greater demand for cocktails and spirits than we had originally thought and are encouraged by the growth in sales. We believe we will continue to grow this revenue rather substantially over the next several years as the neighborhood matures and more of the surrounding apartment/condo buildings open.

Private Events

- Our event coordinator has been very active booking private groups in East Village. Our proximity to the convention center and Petco Park provide opportunities to engage with large conventions and corporate retreats.
- The Acid Vault has been used for private dinners, shows, and happy hour events, adding an additional revenue stream we anticipate will grow substantially once cocktails are allowed in the space and we add private booth seating to increase the capacity.
- We have the unique opportunity to coordinate events in our adjacent Fault Line Park and intend to work with the local East Village Association to create dynamic, neighborhood-driven events.

Growth Opportunities

Supporting Live Music

A significant piece of the Amplified brand is the strength of our support and passion for live music. In recent years, we have witnessed dramatic changes as the music industry shifts. Aside from providing artists a space to physically perform, we help create a visual outlet to grow their market presence through our canned beer and band collaborations. Our goal for 2020 and beyond is to produce at least one beer collaboration per month with a touring or local band.


Amplified
ALE WORKS
LOW VOLTS
ELECTRIC CHAIR
PORCH PLUCKIN' PALE
LOW VOLTS
ELECTRIC CHAIR
PORCH PLUCKIN' PALE
CA CRV
THIS BEER WAS BREWED WITH CLARITY FERM™
/AMPLIFIEDALES


GOVERNMENT WARNING (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.
REEL BIG
KÖLSCH
Amplified
ALE WORKS

To date, we have produced 12 of these collaborations with great success, from established institutions such as Reel Big Fish and Motorhead, to more local groups such as Mdrn Hstry and Low Volts.

These collaborations use a proven model that operates much like a classic record label, using original design, release dates and supporting artistically in a commercial setting. This enables Amplified to benefit from new markets, both in packaging opportunities and piqued interest.

Packaging & Off-premise Sales

Empowered by the implementation of our own packaging line, we will better conditioned to more deftly monetize and leverage our ever-increasing demand.


motörhead
born to lose
ipa

Through our own self distribution, which we have no desire to outsource, we have been able to grow incredibly strong and loyal relationships with both retailers and hospitality peers, most specifically music bars and venues.